Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	Year Ended December 31,									Nine Months Ended September 30, 2010
	2005		2006		2007		2008		2009
Earnings:
Income (loss) from continuing operations before provision (benefit) for income taxes	331		405		578		(813)		(107)	(23)
Add:
Fixed charges, net of capitalized interest	262		289		251		277		288	202
Total earnings available for fixed charges	593		694		829		(536)		181	179
Fixed charges (1):
Interest expense, net	181		208		187		174		226	170
Add back interest income, which is netted in interest expense	8		11		6		6		1	1
Add back gains (losses) on bond repurchases/redemptions and retirement of subordinated convertible debentures, included in interest expense	—		—		—		41		20	(3)
Interest expense – subordinated convertible debentures, net	14		13		9		9		(4)	6
Capitalized interest	1		1		2		1		1	—
Interest component of rent expense	55		53		49		47		45	28
Interest expense – discontinued operation	4		4		—		—		—	—
Fixed charges	263		290		253		278		289	202
Ratio of earnings to fixed charges	2.3	x	2.4	x	3.3	x	—	(2)(3)	— (2)	— (2)

(1)	Fixed charges consist of interest expense, which includes amortization of deferred finance charges, interest expense-subordinated debentures, capitalized interest and imputed interest on our lease obligations. The interest component of rent is determined based on an estimate of a reasonable interest factor at the inception of the leases.
(2)	Due to our losses for the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008, the ratio coverage was less than 1:1 for these periods. We would have had to have generated additional earnings of $23, $108, and $814 for the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008, respectively, to have achieved coverage ratios of 1:1.
(3)	The loss for the year ended December 31, 2008 includes the effect of an $1,147 pretax non-cash goodwill impairment charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.2x for the year ended December 31, 2008.